UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PEAPACK-GLADSTONE FINANCIAL CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

704699107

(CUSIP Number)

James M. Weichert

1625 State Highway 10

Morris Plains, New Jersey 07950

(973) 397-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 704699107	Page 2 of 4

1.	Names of reporting persons James M. Weichert
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds PF
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,070,480
	8.	Shared voting power 0
	9.	Sole dispositive power 1,070,480
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,070,480
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 8.9%
14.	Type of reporting person IN

13D

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This Amendment No. 1 (“Amendment No. 1”) supplements and amends certain information in the Schedule 13D filed on March 15, 2007 by James M. Weichert.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, no par value (the “Shares”), of Peapack-Gladstone Financial Corporation (the “Company”). The principal executive offices of the Company are located at 500 Hills Drive, Bedminster, NJ 07921.

Item 2.	Identity and Background.

The person filing this statement is James M. Weichert, whose business address is 1625 State Highway 10, Morris Plains, New Jersey 07950. Mr. Weichert is the president and sole director of Weichert Co., a New Jersey corporation. Weichert Co., together with one or more affiliated entities, is engaged in residential real estate brokerage and related activities.

Mr. Weichert has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Weichert is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Weichert acquired 228,974 Shares at a price of $17.00 per Share, for an aggregate cost of $3,892,558, in the Company’s rights offering that closed on December 12, 2013. The Shares were purchased using personal funds.

Item 4.	Purpose of Transaction.

Mr. Weichert acquired, and continues to hold, the Shares reported in this Schedule 13D for investment purposes. Mr. Weichert has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Based upon the Company’s Definitive Proxy Statement on Schedule 14A dated March 21, 2014, as of March 12, 2014, there were 12,030,253 Shares issued and outstanding. Mr. Weichert beneficially owns (and has the sole power to vote and dispose of) 1,070,480 Shares, or approximately 8.9% of the Shares that were issued and outstanding as of March 12, 2014.

Except as set forth herein, Mr. Weichert has not effected any transaction in the Shares during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No contracts, arrangements, understandings or relationships (legal or otherwise) exist with respect to the securities of the Company between Mr. Weichert and any person or entity.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

13D

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ James M. Weichert
James M. Weichert

April 30, 2014